SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                INFORMATION TO BE
                             INCLUDED IN STATEMENTS
                         FILED PURSUANT TO RULE 13D-1(a)
                          AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                                (Amendment No. )*

                             UNITED DIAGNOSTIC, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    910192103
                                 (CUSIP Number)

                             Irving Rothstein, Esq.
                          Heller, Horowitz & Feit, P.C.
                               292 Madison Avenue
                            New York, New York 10017
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 17, 2001
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                          (Continued on following pages)

                               (Page 1 of 9 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Schedule 13D

CUSIP NO. 910192103        13D      Page 2 of 9 Pages
          ---------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         GORRA HOLDING

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [x]
                                                              (b) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                            [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         PANAMA

7.       SOLE VOTING POWER
         4,848,485

8.       SHARED VOTING POWER
         -0-

9.       SOLE DISPOSITIVE POWER
         4,848,485

10.      SHARED DISPOSITIVE POWER
         -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,848,485

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         87.7% (See Item 5)

14.      TYPE OF REPORTING PERSON*
         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  Schedule 13D

CUSIP NO. 910192103        13D      Page 3 of 9 Pages
          ---------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         BARRAS INVESTMENT

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [x]
                                                              (b) [ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         PANAMA

7.       SOLE VOTING POWER
         6,060,606

8.       SHARED VOTING POWER
         -0-

9.       SOLE DISPOSITIVE POWER
         6,060,606

10.      SHARED DISPOSITIVE POWER
         -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,060,606

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         89.9% (See Item 5)

14.      TYPE OF REPORTING PERSON*
         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  Schedule 13D

CUSIP NO. 910192103        13D      Page 4 of 9 Pages
          ---------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         AGUDATH SHALOM BANAICH

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [x]
                                                              (b) [ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         NEW YORK

7.       SOLE VOTING POWER
         6,934,912

8.       SHARED VOTING POWER
         -0-

9.       SOLE DISPOSITIVE POWER
         6,934,912

10.      SHARED DISPOSITIVE POWER
         -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,934,912

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         91.2% (See Item 5)

14.      TYPE OF REPORTING PERSON*
         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  Schedule 13D

CUSIP NO. 910192103        13D      Page 5 of 9 Pages
          ---------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         MIFAL KLITA

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [x]
                                                              (b) [ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         CANADA

7.       SOLE VOTING POWER
         4,959,743

8.       SHARED VOTING POWER
         -0-

9.       SOLE DISPOSITIVE POWER
         4,959,743

10.      SHARED DISPOSITIVE POWER
         -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,959,743

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                          [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         88.3% (See Item 5)

14.      TYPE OF REPORTING PERSON*
         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                        Page 6 of 9 Pages

Item 1.  Security and Issuer

         This statement relates to Common Stock, $.01 par value (the "Common Stock"), of United Diagnostic, Inc., a Delaware corporation formerly called Nu-Tech Bio-Med, Inc. (the "Company"). The Common Stock is issuable to the Reporting Persons (as defined below) upon conversion of shares of Series A Convertible Preferred Stock (the "Preferred Stock") of the Company. The conversion was calculated based upon the last reported trading price of $0.11. The percentages calculated assume that all Reporting Persons will convert simultaneously. The address of the principal executive office of the Company is 238 Robinson Street, Suite 202, Wakefield, Rhode Island 02879.

Item 2.  Identity and Background

         (a) This statement is filed on behalf of Gorra Holding, a Panama corporation ("Gorra"), Barras Investment, a Panama corporation ("Barras"), Agudath Shalom Banaich, a New York corporation ("ASB") and Mifal Klita, a Canada corporation ("MK") (each, a "Reporting Person").

         (b) The business address of Gorra is Marta Strasse 137, PO Box 8040, Zurich, Switzerland, of Barras is Schimmez Strasse 1, PO Box 8003, Zurich, Switzerland, of ASB is 1621 58th Street, Brooklyn, NY 11204; and of MK is 127 Laurelcrest Avenue, North York, Ontario, M3H 2B4 Canada.

         (c) N/A

         (d) None of the executive officers and directors of any Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) None of the executive officers and directors of any Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

         (f) N/A

Item 3.  Source and Amount of Funds or other Consideration

         Funds used by each Reporting Person to purchase shares of Preferred Stock, which convert at no additional cost into shares of Common Stock, consisted of its working capital.

                                                      Page 7 of 9 Pages

Item 4.  Purpose of Transaction

         None of the Reporting Persons has any plans referred to in Items 4(a)-4(j) of Schedule 13D, except as disclosed below:

         The Reporting Persons control approximately 66% of the outstanding Preferred Stock. If their holdings were converted into Common Stock it would require the issuance of an aggregate of 22,763,636 shares of Common Stock. The Reporting Persons recognize that the issuance of so many shares may make the Company completely unmarketable. Accordingly, the Reporting Persons have proposed to the Company that the terms of the Preferred Stock be amended so that all the outstanding Preferred Stock would convert into 4,347,692 shares of Common Stock of which they would own an aggregate of 2,889,235 shares. The Reporting Persons have requested that the Company present this proposal to all stockholders for approval. The Reporting Persons intend to vote in favor of such proposal. The Reporting Persons believe that the effect of the proposal, if adopted, would be to make the Company more attractive as a participant in an M&A transaction. The Reporting Persons may be deemed to be acting in concert as a group, solely for the limited purpose of voting their holdings of Preferred Stock (and Common Stock, if any) to amend the terms of the Preferred Stock.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         (a) Gorra owns 400 shares of Preferred Stock which is currently convertible into 4,848,485 shares of Common Stock which would represent approximately 87.7% of outstanding shares of Common Stock or 20.7% assuming all Reporting Persons convert. If the proposal to amend the terms of the Preferred Stock is adopted, it will convert into 615,384 shares of Common Stock which would represent approximately 47.4% of outstanding shares of Common Stock or 17.2% assuming all Reporting Persons convert.

         Barras owns 500 shares of Preferred Stock which is currently convertible into 6,060,606 shares of Common Stock which would represent approximately 89.9% of outstanding shares of Common Stock or 25.8% assuming all Reporting Persons convert. If the proposal to amend the terms of the Preferred Stock is adopted, it will convert into 769,231 shares of Common Stock which would represent approximately 53% of outstanding shares of Common Stock or 21.5% assuming all Reporting Persons convert.

         ASB owns 571 shares of Preferred Stock which is currently convertible into 6,921,212 shares of Common Stock which would represent approximately 91% of outstanding shares of Common Stock or 29.5% assuming all Reporting Persons convert. If the proposal to amend the terms of the Preferred Stock is adopted, it will convert into 878,461 shares of Common Stock which would represent approximately 56.3% of outstanding shares of Common Stock or 25% assuming all Reporting Persons convert. In addition, ASB currently owns 13,700 shares of Common Stock which represent approximately 2% of the outstanding Common Stock.

                                                        Page 8 of 9 Pages

         MK owns 407 shares of Preferred Stock which is currently convertible into 4,933,333 shares of Common Stock which would represent approximately 87.8% of outstanding shares of Common Stock or 21% assuming all Reporting Persons convert. If the proposal to amend the terms of the Preferred Stock is adopted, it will convert into 626,154 shares of Common Stock which would represent approximately 47.8% of outstanding shares of Common Stock or 17.5% assuming all Reporting Persons convert. In addition, MK currently owns 26,410 shares of Common Stock which represent approximately 3.9% of the outstanding Common Stock.

         (b) Each Reporting Person has the sole power to vote and dispose of its Preferred Stock and Common Stock, to the extent they have any, and upon conversion, its Common Stock.

         (c) None.

         (d) None.

         (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         -----------------------------------------------------------------------

         Each of the Reporting Persons has agreed to vote its shares of Preferred Stock (and Common Stock to the extent they have any) in favor of amending the Certificate of Designation as described above in response to Item 4.

Item 7.  Material to be Filed as Exhibits

         None.

                                                          Page 9 of 9 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information regarding such signatory set forth in this statement is true, complete and correct.

Dated: July 17, 2001

GORRA HOLDING



By:/s/Josef Goldenberg
    Name:Josef Goldenberg
    Title: President

BARRAS INVESTMENT



By:/s/Shoschana Bornstein
    Name:Shoschana Bornstein
    Title: President

AGUDATH SHALOM BANAICH



By:/s/Yeschel Roth
    Name:Yeschel Roth
    Title: Authorized Officer

MIFAL KLITA



By:/s/Gershon Kaplan
    Name: Gershon Kaplan
    Title: Secretary/Treasurer